BB 5/14

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

[redacted]

SECUI 09040682 IION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MicroPlace, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2065 Hamilton Avenue
(No. and Street)

San Jose (City) CA (State) 95125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Blyth (415) 999-9184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcader Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, Paul Blyth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MicroPlace, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

see attached

Notary Public

Signature

CFO/FINOP/Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
)
County of Santa Clara)

KARI MARIE BOARDMAN
Commission # 1808195
Notary Public - California
Santa Clara County
My Comm. Expires Aug 2, 2012

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 5 (Date) day of February (Month), 20 09 (Year), by Paul Blyth, (Name of Signer) proved to me on the basis of satisfactory evidenced to be the person who appeared before me.

____
Signature of Notary Public

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Shareholder of MicroPlace, Inc.
(a wholly-owned subsidiary of eBay, Inc.)

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of MicroPlace, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2009
San Francisco, California

MicroPlace, Inc.
(a wholly-owned subsidiary of eBay, Inc.)
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	4,256,157
Inter-company receivables (Note 3)		375,648
Equipment, net (Note 4)		3,732
Other assets (Note 5)		398,103
Total Assets	$	**5,033,640**

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	1,065,925
Total Liabilities		**1,065,925**
Shareholder's Equity		
Common stock, $.001 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		11,396,051
Retained earnings		(7,428,337)
Total Shareholder's Equity		**3,967,715**
Total Liabilities and Shareholder's Equity	$	**5,033,640**

The accompanying notes are an integral part of these financial statements.